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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934
P-COM, INC.

(Name of Issuer)
Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)
693262107
(CUSIP Number)
July 11, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            693262107

(1)	NAME OF REPORTING PERSON—S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
REMEC, Inc., 953814301

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
	(See Instructions)	(b)	☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(5)	SOLE VOTING POWER
1,840,000

		(6)	SHARED VOTING POWER
0

		(7)	SOLE DISPOSITIVE POWER
1,840,000

		(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,840,000

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%

(12)	TYPE OF REPORTING PERSON
CO

Item 1.

(a)	Name of Issuer:
P-Com, Inc.

(b)	Address of Issuer's Principal Executive Office:
3175 S. Winchester Blvd. Campbell, CA 95008

Item 2.

(a)	Name of Person Filing:
REMEC, Inc.

(b)	Address of Principal Office or, if None, Residence:
3790 Via de la Valle, Suite 311 Del Mar, CA 92014

(c)	Citizenship:
California

(d)	Title of Class of Securities:
Common Stock, Par Value $0.0001 Per Share

(e)	CUSIP Number:
693262107

Item 3.	If this Statement is filed pursuant to Rule 13(d)-1(b), or 13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4. Ownership.

(a)	Amount Beneficially Owned:
1,840,000 (includes shares of common stock which REMEC, Inc. has a right to acquire upon the conversion of subordinated notes in a face amount of $2,300,000.)

(b)	Percent of Class:

5.8%

(c)	Number of Shares to Which the Person Has:

	(i)	Sole voting power
1,840,000

	(ii)	Shared voting power

0

	(iii)	Sole dispositive power
1,840,000

	(iv)	Shared dispositive power
0

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        N/A

Item 8. Identification and Classification of Members of the Group.

         N/A

Item 9. Notice of Dissolution of Group.

         N/A

Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REMEC, INC.

By:	/s/ DONALD J. WILKINS
Name:	Donald J. Wilkins
Title:	Vice President, General Counsel & Secretary
Date:	July 26, 2002

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SIGNATURE